UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                  Kings Road Entertainment, Inc.
_____________________________________________________________________________
                        (Names of Issuer)

                  Common Stock, par value $0.01
_____________________________________________________________________________
                  (Title of Class of Securities)

                           496162 20 7
_____________________________________________________________________________
                          (Cusip Number)

R. Nickolas Jones, 1165 West 2700 South, Syracuse, Utah 84075, (801) 390-8644
_____________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 30, 2003
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 496162 20 7                                              Page 2 of 9

1.   Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Parkland AG     51-0457163
______________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)     [X]
      (b)     [ ]
______________________________________________________________________________

3.    SEC Use Only
______________________________________________________________________________

4.    Source of Funds
      OO
______________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________

6.    Citizenship or Place of Organization
      Nevada
______________________________________________________________________________

NUMBER OF           7.   Sole Voting Power           1,507,247
SHARES
BENEFICIALLY        8.   Shared Voting Power         0
OWNED BY
EACH                9.   Sole Dispositive Power      1,507,247
REPORTING
PERSON              10.  Shared Dispositive Power    0
WITH:
______________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,507,247
______________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
______________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)     41%
______________________________________________________________________________

14.   Type of Reporting Person    CO
______________________________________________________________________________


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CUSIP No. 496162 20 7                                              Page 3 of 9

1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     R. Nickolas Jones
______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)     [X]
     (b)     [ ]
______________________________________________________________________________

3.   SEC Use Only
______________________________________________________________________________

4.   Source of Funds
     OO
______________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________

6.   Citizenship or Place of Organization
     United States
______________________________________________________________________________

NUMBER OF           7.     Sole Voting Power            0
SHARES
BENEFICIALLY        8.     Shared Voting Power          1,507,247
OWNED BY
EACH                9.     Sole Dispositive Power       0
REPORTING
PERSON              10.    Shared Dispositive Power     1,507,247
WITH:
______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,507,247
______________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)     41%
______________________________________________________________________________

14.  Type of Reporting Person   IN
______________________________________________________________________________

CUSIP No. 496162 20 7                                             Page 4 of 9


1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Michael L. Berresheim
______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)     [X]
     (b)     [ ]
______________________________________________________________________________

3.   SEC Use Only
______________________________________________________________________________

4.   Source of Funds
     OO
______________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________

6.   Citizenship or Place of Organization
     Germany
______________________________________________________________________________

NUMBER OF           7.     Sole Voting Power            0
SHARES
BENEFICIALLY        8.     Shared Voting Power          1,507,247
OWNED BY
EACH                9.     Sole Dispositive Power       0
REPORTING
PERSON              10.    Shared Dispositive Power     1,507,247
WITH:
______________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,507,247
______________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
______________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)     41%
______________________________________________________________________________

14.   Type of Reporting Person     IN
______________________________________________________________________________

CUSIP No. 496162 20 7                                             Page 5 of 9


1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     R. Gordon Jones
______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)     [X]
     (b)     [ ]
______________________________________________________________________________

3.   SEC Use Only
______________________________________________________________________________

4.   Source of Funds
     OO
______________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________

6.   Citizenship or Place of Organization
     United States
______________________________________________________________________________

NUMBER OF         7.     Sole Voting Power            0
SHARES
BENEFICIALLY      8.     Shared Voting Power          1,507,247
OWNED BY
EACH              9.     Sole Dispositive Power       0
REPORTING
PERSON            10.    Shared Dispositive Power     1,507,247
WITH:
______________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,507,247
______________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
______________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)   41%
______________________________________________________________________________

14.   Type of Reporting Person    IN
______________________________________________________________________________

CUSIP No. 496162 20 7                                             Page 6 of 9

Item 1.  Security and Issuer

        This Schedule 13D is filed by Parkland AG, a Nevada corporation (the "Registrant" or "Parkland"), and its officers, directors and principal shareholders (the "Individual Reporting Persons"), relating to their beneficial ownership of the common stock, par value $0.01 per share ("Shares") of Kings Road Entertainment, Inc. a Delaware corporation (the "Issuer"). The Individual Reporting Persons do not hold any shares of the Issuer directly, but are reporting by virtue of their status as officers, directors and/or principal shareholders of Parkland. The principal executive offices of the Issuer are located at 5743 NW 66th Avenue, Parkland, FL 33067.

Item 2.   Identity and Background

(a)     Parkland AG, a Nevada corporation
        R. Nickolas Jones, an individual
        Michael L. Berresheim, an individual
        R. Gordon Jones, an individual

(b)     Parkland AG, 5743 NW 66th Avenue, Parkland, FL 33067
        R. Nickolas Jones, 1165 West 2700 South, Syracuse, UT 84075 Michael L. Berresheim, Eppsteiner Strasse 55, 60323 Frankfurt, am
          Main, Germany
        R. Gordon Jones, 1393 Bennett Circle, Farmington, UT 84025

(c) Parkland AG was formed in March, 2003, to engage in music, television and movie production. In addition, the officers, directors and principal shareholders of Parkland are identified as "reporting persons" in this 13D, by virtue of what may be deemed their beneficial ownership of the Shares of Parkland. These individuals are as follows:

        R. Nickolas Jones is the Secretary and a director of Parkland. He is currently employed by J & J Consulting, L.L.C., a financial consulting firm of which his father, R. Gordon Jones, is the principal.

        Michael L. Berresheim is the President, Treasurer and a director, of Parkland, and holder of 75% of its outstanding voting stock. Mr. Berresheim is a music producer and finances music and entertainment projects, which until recently he has conducted through MBO Media GmbH ("MBO"). He intends to conduct these activities through Parkland.

        R. Gordon Jones currently works as a private financial consultant through J & J Consulting, L.L.C. He is the holder of 25% of Parkland's outstanding voting stock.

(d) None of the reporting persons has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as indicated in this Schedule 13D, neither Parkland nor any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding






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CUSIP No. 496162 20 7                                             Page 7 of 9

traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) R. Gordon Jones and R. Nickolas Jones are citizens of the United States of America. Michael L. Berresheim, is a citizen of Germany.

Item 3.    Source and Amount of Funds or Other Consideration

       The Shares reported were acquired from MBO, a company owned by Mr. Berresheim, in exchange for the issuance to MBO of 20,500,000 shares of Parkland.

Item 4.    Purpose of Transaction

       Parkland acquired the Shares as a result of a transfer of such shares from MBO. Mr. Berresheim is the manager and sole stockholder of MBO.

Item 5.    Interest in Securities of the Issuer

       Parkland owns of record and beneficially, a total of 1,507,247 shares of common stock (41%) of the issued and outstanding shares of the Issuer. The Individual Reporting Persons may be deemed to be beneficial owners of such shares by virtue of their position(s) as either officers, directors and/or principal shareholders of Parkland. Each of these Individual Reporting Persons disclaim beneficial ownership of any other shares of the Issuer. Parkland has the sole power to vote and dispose of the shares of common stock acquired by it. The Individual Reporting Persons have the power to control or influence the voting of Parkland's shares. There have been no transactions with respect to the shares effected by any of the Individual Reporting Persons or Parkland during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       R. Gordon Jones is the father of R. Nickolas Jones, and a business associate of Michael Berresheim. Except for these relationships, and the involvement and stock ownership of the Individual Reporting Persons in Parkland, there are no other contracts, arrangements, understandings, or relationships among the persons named in Item 2 above.

Item 7.     Material to be Filed as Exhibits

       Exhibit 1     Joint Filing Agreement

CUSIP No. 496162 20 7                                             Page 8 of 9






                            SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



      Date:  August 11, 2003               /s/ R. Nickolas Jones
                                           ___________________________________
                                           R. Nickolas Jones


      Date:  August 8, 2003                /s/ Michael L. Berresheim
                                           ___________________________________
                                           Michael L. Berresheim


      Date:  August 11, 2003               /s/ R. Gordon Jones
                                           ___________________________________
                                           R. Gordon Jones


                                           PARKLAND AG


      Date:  August 8, 2003                By  /s/ Michael L. Berresheim
                                              ________________________________
                                           Its:     President
                                              ________________________________

CUSIP No. 496162 20 7                                             Page 9 of 9



EXHIBIT 1 -JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, $0.01 par value, of Kings Road Entertainment, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

     Date:  August 11, 2003        /s/ R. Nickolas Jones
                                   ___________________________________________
                                   R. Nickolas Jones


     Date:  August 8, 2003         /s/ Michael L. Berresheim
                                   ___________________________________________
                                   Michael L. Berresheim


     Date:  August 11, 2003        /s/ R. Gordon Jones
                                   ___________________________________________
                                   R. Gordon Jones

                                   PARKLAND AG


     Date:  August 8, 2003         By   /s/ Michael L. Berresheim
                                      ________________________________________
                                   Its:  President
                                      ________________________________________